Abigail Bertumen
Direct Phone: +1.202.373.6095
Direct Fax:     +1.202.373.6001
abigail.bertumen@bingham.com

July 3, 2014

Anu Dubey
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:       Palmer Square Opportunistic Income Fund, 2000 Shawnee Mission Parkway, Suite 300, Mission Woods, KS 66205 (the “Fund” or “Registrant”)
File Nos. 333-196094 and 811-22969

Dear Ms. Dubey:

This letter responds to the comments we received from you in a letter dated June 19, 2014 on the Fund’s Form N-2 registration statement (File Nos. 333-196094 and 811-22969), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 20, 2014.  The following summarizes your comments and provides our responses.  Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).  The responses below are reflected in the Pre-Effective Amendment No. 1 to the Fund’s registration statement, which was filed today with the SEC (the “Registration Statement”).

PROSPECTUS

Cover page

1.   Comment:  The last sentence under “Investment Strategy” states that the Fund may employ derivatives for various purposes.  Please confirm to us whether or not the Fund includes derivatives within the 80% investment policy that is described in the first sentence of this paragraph.  If so, please confirm to us that the notional value of the derivatives will not be used to value derivatives for this purpose.

Response:  The Registrant confirms that it includes derivatives within its 80% investment policy and disclosure has been added to the Registration Statement to this effect. The Registrant believes that the overriding policy purpose of Rule 35d-1 is to ensure that a fund that holds itself out (through its name) as focusing on a particular type of investment provides investors with a risk/return profile that is commensurate with the focus suggested by its name.  Accordingly, when evaluating how to measure the impact of derivatives for purposes of this test, the Registrant seeks to take into account the level of investment exposure provided by the derivatives instrument.  In many instances, this amount will be the mark-to-market value of the instrument.  In some cases, however, the notional value will be more indicative of the investment exposure of the fund.  For example, if the Registrant is the seller of a credit default swap, then the Registrant would be obligated to pay the par (or agreed upon) value of the underlying reference obligation in the event of certain credit events. In such a case, as a seller, the Registrant would be subject to investment exposure on the notional amount of the swap.

July 3, 2014

2.
Comment:  In the table under “Investment Adviser”, note (1) states that Shares will be offered on a best efforts basis. Please add to this table the disclosure required by Instruction 5 to Item 1.1.g. of Form N-2 for securities to be offered on a best efforts basis, as applicable.

Response:  The requested change has been made.  The Fund intends to offer shares on a continuous basis, therefore, no termination date of the offering is disclosed.

3.
Comment:  The last sentence under “Interval Fund” cross references the prospectus discussion of the risks of investing in the Fund.  Please put such disclosure in boldface type. See Item 1.1.j. of Form N-2.

Response:  The requested change has been made.

4.
Comment:  The sixth bullet point under “Risks” indicates that Fund distributions may be funded from the proceeds of this offering or borrowings, which may constitute a return of capital.  The seventh bullet point under “Risks” indicates that Fund distributions may also be funded from the waiver of certain expenses by the Adviser that will be subject to future repayment, which will reduce future distributions.  If these returns of capital are significant, please explain to us how they are consistent with the word “income” in the Fund’s name.  See Section 35(d) of the Investment Company Act of 1940 (“1940 Act”).

Response:  The Registrant does not anticipate distributing returns of capital to shareholders and, if it does, such amounts are not expected to be significant.  The sixth bullet point under “Risks” has been removed.

5.
Comment:  Please add disclosure regarding whether the Fund makes the Statement of Additional Information and shareholder reports available on its website and if it does not, an explanation of why.  See Item 1.1.d. of Form N-2.  In addition, if applicable, please state that the Statement of Additional Information is incorporated by reference into the prospectus. See Item 1.1.d. of Form N-2.

July 3, 2014

Response:  Disclosure has been added stating that the Statement of Additional Information and shareholder reports will be available on the Fund’s website and that the SAI is incorporated by reference into the Prospectus.

6.	Comment: Under “Risks”, please add disclosure that investors should consider an investment in the Fund to be illiquid and they should be able to afford a complete loss of investment.

Response:  The Registrant believes that the current risk disclosure regarding investment in the Fund, as disclosed under “Interval Fund” above the “Risks” section, is adequate and consistent with peer funds’ disclosures.  In order to highlight the risk, the following disclosure has been put in boldface:

The Fund does not currently intend to list its Shares for trading on any national securities exchange and does not expect any secondary trading market in the Shares to develop. The Shares are, therefore, not readily marketable. Even though the Fund will make quarterly repurchase offers to repurchase a portion of the Shares to try to provide liquidity to shareholders, you should consider the Shares to be illiquid.

Investors should carefully consider the Fund’s risks and investment objectives, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program.  An investment in the Fund involves a high degree of risk.  Investing in the Fund may result in a loss of some or all of the amount invested.  Before making an investment/allocation decision, investors should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objectives and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age, and risk tolerance.  Investment should be avoided when an investor/client has a short-term investing horizon and/or cannot bear the loss of some or all of his or her investment.  Before investing in the Fund, an investor should read the discussion of the risks of investing in the Fund in the "Investment Objectives, Policies and Risks" section beginning on page [  ] of this prospectus.

Prospectus Summary - Investment Strategies (p. 3)

7.
Comment:  The second paragraph indicates that the Fund may “employ derivatives”, such as credit default swaps on selected entities or indexes. Please clarify whether the Fund will buy and/or sell credit default swaps.

Response:  As disclosed later in the Registration Statement, the Fund may act as either a buyer or seller in a credit default swap transaction and disclosure clarifying this has been added to the Prospectus Summary.

July 3, 2014

8.
Comment:  The third paragraph indicates that the Fund will invest in CLOs and other CDOs.  If these investments include “covenant-light” CLOs and CDOs, please describe “covenant-light” investments and add disclosure of the heightened risks of investing in these types of investments.

Response:  The requested changes have been made.

Prospectus Summary - Risk Factors (p. 6)

9.	Comment: The disclosure in this section describes derivatives risk. Please add disclosure to this risk factor of the counterparty risk that may arise in connection with derivatives investments.

Response:  The requested change has been made.

Prospectus Summary - Unlisted Closed-End Fund Structure; Limited Liquidity (p. 8)

10.
Comment:  The disclosure states that the Fund conducts periodic repurchase offers “for a portion of its outstanding Shares”.  Please clarify that the Fund may conduct repurchase offers for as little as 5% of its outstanding Shares per quarter.

Response:  The following has been added after the sentence referenced above: “Subject to applicable law and approval of the Board of Trustees, the Fund will seek to conduct such quarterly repurchase offers typically for 10% of the Fund’s outstanding Shares at NAV.  However, in connection with any repurchase offer,  the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares.”

Summary of Fund Fees and Expenses  (p. 10)

11.
Comment:  In light of the disclosure on page 4 (under “Leverage”) that the Fund may borrow money for certain purposes, please add a line item to the fee table to show “Interest Payments on Borrowed Funds”.  See Instruction 8 to Item 3.1 of Form N-2.

Response:  The requested change has been made.

12.	Comment: Please move the line item “TOTAL ANNUAL FUND OPERATING EXPENSES” so that it appears right above the line item “Less Fee Waiver and Expense Reimbursements”.

Response:  The requested change has been made.

July 3, 2014

13.
Comment:  Please confirm to us that the date until which the Adviser has contractually agreed to waive or reimburse fees and expenses in note 3 to the fee table will be at least one year from the effective date of the registration statement.

Response:  The Registrant has confirmed that the Adviser has contractually agreed to waive or reimburse fees and expenses for a period of at least one year from the effective date of the registration statement.

14.	Comment: Please disclose that the example should not be considered a representation of future expenses. See Instruction 11.d. to Item 3.1 of Form N-2.

Response:  The requested change has been made.

15.
Comment:  The third sentence of the last paragraph states that, because there are no costs associated with repurchases, a shareholder’s costs would be the same whether shares were held or tendered for repurchase at the end of the time periods indicated.  Because note 1 to the fee table states that the Fund may charge a repurchase fee of up to 2.00%, please revise this sentence to indicate that because there are no costs associated with repurchases at this time, a shareholder’s costs would be the same in both instances.  In addition, please disclose later in the prospectus how existing shareholders will be notified of the imposition of the repurchase fee and how much notice will be given.

Response:  The requested changes have been made.  The Fund will notify existing shareholders regarding the imposition of a repurchase fee, if any, when written notice is provided of a repurchase offer.  Disclosure has been added under “Periodic Repurchase Offers” that the written notice to shareholders will include, among other things, any fees applicable to the repurchase.

The Fund (p. 11)

16.
Comment:  The second sentence states that the Palmer Square Opportunistic Income Fund is a series of Montage Managers Trust.  Section 18(f)(2) of the 1940 Act only exempts series of registered open-end funds from the definition of “senior security” under Section 18(g) of the 1940 Act. Please remove all references to the Palmer Square Opportunistic Income Fund as a series of the Montage Managers Trust, or explain to us why a series of a closed-end fund is not a “senior security”. Also, currently, the Registrant has two different names (“Montage Managers Trust” and “Palmer Square Opportunistic Fund”).  Please select a single name for the Registrant.

Response:  References to the Montage Managers Trust and to the Fund being a series of the Trust have been deleted.

July 3, 2014

Use of Proceeds (p. 11)

17.
Comment:  The second sentence states that the Fund will be able to fully invest the net proceeds according to its investment objectives and policies within approximately three to five months. Because the investment of proceeds may take longer than three months, please disclose the reason for and consequences of this delay.  See Item 7.2 of Form N-2 and Guide 1 to Form N-2.

Response:  The Registrant believes that it has disclosed the reasons for a delay in fully investing the net proceeds of the Fund by stating that such investment depends “on the amount and timing of proceeds available to the Fund as well as the availability of securities consistent with the Fund’s investment objectives and strategies.”  To disclose the consequences of such a delay, we have added the following sentence:  “A delay in the anticipated use of proceeds could lower returns and reduce the Fund’s distribution to Common Shareholders.”

Investment Objectives, Strategies and Risks - Principal Investment Strategies (p. 11)

18.	Comment: On page 14, the disclosure states that the Fund will invest in asset-backed securities. Please include disclosure of these investments in the Prospectus Summary.

Response:  The requested change has been made.

19.
Comment:  On page 20, the disclosure states that the Fund may enter into total return swap contracts.  When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets.  See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).  Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

July 3, 2014

Response:  The Registrant is aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

20.
Comment:  On page 22, the disclosure states that the Fund may engage in short sales.  Please confirm to us that the fee table includes, as an expense, an estimate of the interest and dividends paid on the Fund’s short sale transactions. See AICPA Audit and Accounting Guide:  Investment Companies ¶ 7.108.j (May 2013).

Response:  The Registrant has confirmed that an estimate of the interest and dividends paid on the Fund’s short sale transactions will be included in the fee table, if applicable.

21.
Comment:  On page 22, the fifth sentence under “Borrowings” states that “the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets (including such indebtedness)”.  Please add disclosure that also states this limitation on indebtedness based on the Fund’s net assets.

Response:  The requested change has been made.

Management of the Fund (p. 29)

22.	Comment: Please disclose the types of expenses for which the Fund is responsible. See Item 9.1.f. of Form N-2.

Response:  The requested change has been made.

Management of the Fund - The Advisor (p. 29)

23.
Comment:  The last sentence of the first paragraph states that the Fund pays the Advisor an annual advisory fee of X.XX% of the Fund’s average daily net assets.  The second to last sentence of the second paragraph, however, indicates that the fees the Fund pays the Advisor will be calculated based on the Fund’s total assets.  Please reconcile this inconsistency.

Response:  The Registrant has revised the disclosure to specify that, during periods when the Fund is using leverage, the Advisor’s fee will be calculated on the basis of the Fund’s net assets plus liabilities incurred for the express purpose of using leverage.

July 3, 2014

24.
Comment:  The second paragraph describes the Advisor’s contractual agreement to waive or reduce its management fees and/or reimburse expenses of the Fund.  Please describe this agreement in greater detail.  For example, please disclose whether the ability of the Advisor to be reimbursed for these fee waivers and expense reimbursements expires after the end of the three year fiscal year period referenced in the second sentence.  Please also disclose any conditions imposed on the ability of the Advisor to be reimbursed, including any conditions relating to the level of the expense ratio and the amount of distributions. Please disclose that an Advisor can only recapture expenses so long as the expense ratio in subsequent periods is lower than the expense ratio that was in place when the fees and expenses were waived or reimbursed and so long as the distribution rate is the same, or higher than, when the fees and expenses were waived or reimbursed.  In addition, please disclose whether the Advisor may waive and/or reimburse fees and expenses in order to maintain a distribution yield.

Response:  The requested changes have been made.

Management of the Fund - Portfolio Manager (p. 29)

25.
Comment:  The disclosure states that portfolio managers have managed the Fund “since its inception”.  Please specify the date of inception to clarify the portfolio managers’ length of service.  See Item 9.1.c. of Form N-2.

Response:  Disclosure has been added in response to the requested change and the specific date will be included in a future filing once the Fund has established a date for commencement of operations.

Purchase of Shares (p. 31)

26.
Comment:  The disclosure states that shares are offered to certain specified groups of investors, defined as “Eligible Investors”. Under “Investment Minimums” on page 32, the disclosure states that “for eligibility groups described above . . ., there will be no minimum investment requirement.”  Since Eligible Investors are the only types of investors that may invest in the Fund, it is not clear to which investors the minimum investment requirements apply. Please clarify the disclosure.

Response:  The requested change has been made.

Periodic Repurchase Offers - Repurchase Request Deadline (p. 33)

27.
Comment:  The third sentence of the third paragraph states that if a shareholder fails to submit a repurchase request in good order by the repurchase request deadline, the shareholder will be unable to liquidate Shares until a subsequent repurchase offer. Please briefly describe what it means to submit a repurchase request “in good order”.

July 3, 2014

Response:  The requested change has been made.

STATEMENT OF ADDITIONAL INFORMATION

Cover Page

28.
Comment:  Please disclose the name of the Registrant on the cover page of the Statement of Additional Information.  See Item 14.1.a. of Form N-2.  Also, the last sentence on the cover page states that a copy of the prospectus may be obtained by contacting the Fund at the telephone number or address set forth above.  There is no telephone number or address set forth above. Please add disclosure of this information.

Response:  The requested changes have been made.

Other Investment Strategies, Policies and Risks - Other Pooled Investment Vehicles (p. 13)

29.
Comment:  The disclosure states that the Fund may invest in pooled investment vehicles, such as private equity funds and private equity fund of funds.  Please disclose to what extent the Fund may invest in pooled investment vehicles that are unregistered investment companies.  We may have additional comments after reviewing your response.  In addition, in light of its investments in pooled investment vehicles and investment company securities, please consider whether the Fund should include a line item for “Acquired Fund Fees and Expenses” in its fee table. See Instruction 10.a. to Item 3.1. of Form N-2.

Response:  The Fund has no present intention to invest in pooled investment vehicles, including those that are unregistered investment companies.  Therefore, no disclosure has been added in this regard.

Investment Restrictions - Fundamental Investment Restrictions (p. 27)

30.
Comment:  Fundamental investment restriction (6) states that the Fund may not “[d]irectly invest in physical commodities or commodity contracts”. Fundamental investment restriction (7) states that the Fund may not “[p]urchase or sell commodities” with certain stated exceptions. Please combine both of these restrictions into one all-inclusive commodity policy.  Also, please reconcile the disclosure in investment restriction (6), which states the Fund may not invest directly in physical commodity contracts, with investment restriction (7), which states the Fund may purchase and sell precious metal commodity contracts.

July 3, 2014

Response:  The Registrant has combined fundamental investment restrictions (6) and (7).  The disclosure regarding the Fund’s ability to purchase and sell precious metal commodity contracts has been deleted.

31.
Comment:  The disclosure after investment restriction (7) states that, for purposes of construing the Fund’s concentration policy, “a large economic or market sector shall not be construed as a single industry or group of industries” and that the Fund may “invest more than 25% of its total assets in a single market sector”.  Please remove this disclosure because it appears to reserve freedom of action for the Fund to concentrate or not concentrate in what may be an industry or group of industries.  See Sections 8(b)(1) and 13(a)(3) of the 1940 Act. Alternatively, please explain to us how a “large economic or market sector” is different from a “single industry or group of industries”.

Response:  The reference disclosure has been deleted.

Management of the Fund - Trustees and Officers (p. 28)

32.	Comment: Please add disclosure of the leadership structure of the Board of Trustees and the extent of the Board of Trustees’ role in risk oversight of the Fund. See Item 18.5(a) of Form N-2.

Response:  The requested change will be made in a future filing.

Proxy Voting Policies and Procedures (p. 28)

33.
Comment:  The disclosure states that the Advisor’s Proxy Policies and Guidelines and the Fund’s Policies are attached as Appendix B.  Only the Advisor’s Proxy Policies and Guidelines are currently attached as Appendix B.  Please add the Fund’s Policies to Appendix B.

Response:  The disclosure includes a description of the Fund’s policies and therefore the reference to the Trust’s policies in Appendix B has been deleted.

34.
Comment:  In the table showing other accounts managed by the portfolio managers, please add the disclosure of the number of accounts and total assets in the accounts with respect to which the advisory fee is based on the performance of the account. See Item 21.1.c. of Form N-2.

Response: The requested change has been made.

35.	Comment: Please provide a general description of the services performed by the Fund’s independent public accountant. See Item 20.7. of Form N-2.

Response:  The requested change has been made.

July 3, 2014

36.	Comment: Please add signature lines for at least a majority of the Fund’s directors. See Section 6(a) of the Securities Act of 1933 (“Securities Act”).

Response:  The requested change will be made in a future filing.  As the Fund has not had its organizational meeting, Rita Dam and Gary Henson have signed the Registration Statement, in capacities of Initial Trustee and Principal Financial and Accounting Officer and Principal Executive Officer, respectively.

GENERAL COMMENTS

37.	Comment: Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

38.
Comment:  We note that portions of your filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

39.
Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 (“Securities Act”), please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

40.	Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no- action requests in connection with your registration statement.

Response:  The Registrant has not submitted and does not expect to submit any exemptive applications or no- action requests in connection with the Registration Statement.

41.
Comment:  Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

42.
Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

July 3, 2014

43.
Comment:  Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  Apart from the specific response to Comment 40, the Registrant notes these general comments to the Registration Statement.

Thank you for your assistance with regard to the Registration Statement.  Please do not hesitate to contact me at 202-373-6095 if you have further questions about the filing.

Sincerely yours,

/s/ Abigail Bertumen

Abigail Bertumen